Filer: Thermo Electron Corporation
                                 Subject Company: Thermo Instrument Systems Inc.
                                   Subject Company Exchange Act File No.: 1-9786
                                           Registration Statement No.: 333-35478

PRESS RELEASE:
Investor Contact: 781-622-1111
Media Contact: 781-622-1252


              Thermo Electron Further Extends Exchange Offer for
                  Thermo Instrument Shares to June 16, 2000

WALTHAM, Mass., June 5, 2000 - Thermo Electron Corporation (NYSE-TMO) announced that it has further extended the offer for Thermo Instrument Systems Inc.
(ASE-THI) common stock until midnight on June 16, 2000. This extension is required because the Securities and Exchange Commission (SEC) has not yet completed its review of Thermo Electron's registration statement for the exchange offer. The company may not accept shares of Thermo Instrument common stock tendered in the exchange offer until the registration statement is declared effective by the SEC. Other terms and conditions of the exchange offer remain unchanged.

     According to a preliminary report from the depositary for the exchange offer, approximately 12.6 million shares of Thermo Instrument common stock had been tendered and not withdrawn pursuant to the exchange offer as of the close of business on Friday, June 2, 2000. These shares represent approximately 9.8 percent of total Thermo Instrument shares outstanding, and when combined with shares held by Thermo Electron, represent approximately 98.4 percent.

     Because of the extension announced today, holders of Thermo Instrument common stock may tender or withdraw their shares until midnight on Friday, June 16, 2000, unless the exchange offer is further extended. The exchange offer previously had been scheduled to expire at midnight June 2, 2000.

     On April 24, 2000, Thermo Electron mailed a preliminary prospectus to registered holders of Thermo Instrument shares regarding the exchange offer and the merger, accompanied by a letter of transmittal that Thermo Instrument shareholders can use to tender their shares in the exchange offer. Beneficial owners of Thermo Instrument shares holding in street name through their brokers can receive the preliminary prospectus and letter of transmittal from their broker and should contact their brokers for those documents. In any case, copies of the preliminary prospectus and letter of transmittal may be requested from D.F. King & Co., Inc., the information agent for the exchange offer, by calling
(800) 290-6433.

     Thermo Electron Corporation is a leading provider of analytical and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical products, and is a major producer of paper recycling systems and provides water-clarification and fiber-recovery products and services. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one company focused on its core measurement and detection instruments business. More information is available on the Internet at http://www.thermo.com.


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Other Important Information:

We urge investors and security holders to read the following documents when they become available, regarding the exchange offer and the merger described in this announcement, because they contain important information:

- Thermo Electron's preliminary prospectus, any prospectus supplement, final prospectus, and other exchange offer materials.

- Thermo Electron's registration statement on form S-4 and Schedule TO, as amended, which contain or incorporate by reference the documents listed above and other information.

-    Thermo  Instrument's   solicitation/recommendation  statement  on  schedule
     14D-9.

These documents and amendments to these documents have been or will be filed with the SEC. When these and other documents are filed with the SEC, they may be obtained for free at the SEC's Web site at www.sec.gov. You may also obtain for free each of these documents, when available, from us. You can call us at (781) 622-1111 or write to us at:

Investor Relations Department
Thermo Electron Corporation
81 Wyman Street, P.O. Box 9046
Waltham, MA  02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, for the year ended January 1, 2000. These include risks and uncertainties relating to: the company's corporate reorganization, acquisition strategy, growth strategy, international operations, product development and technological change, possible changes in governmental regulations, changes in both capital spending by commercial customers and government funding policies, and dependence on intellectual property rights.


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